OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Andromeda Interfaces, Inc.

3402 **Piazza** D Oro **Way**
STE 100
Oceanside, CA 92056

www.ai-hmi.com



6666 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 71,333 shares of Class B Common Stock ($106,999.50)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,666 shares of Class B Common Stock ($9,999)

Company	Andromeda Interfaces, Inc.
Corporate Address	3402 Piazza De Oro Way STE 100, Oceanside, CA 92056
Description of Business	Andromeda Interfaces provides next generation vehicle instrumentation to improve driver safety and worker productivity for commercial vehicle original equipment manufacturers (OEMs).
Type of Security Offered	Class B Common Stock (Non-Voting)
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$285

The 10% Bonus for StartEngine Shareholders

Andromeda Interfaces, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Non-Voting Class B Common Stock at $1.50 / share, you will receive 110 Non-Voting Class B Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Andromeda Interfaces designs, develops, manufactures and sells human machine interfaces (HMIs) to improve driver safety and worker productivity for original equipment manufacturers (OEMs) who produce commercial vehicles and equipment. With 95% of vehicle accidents caused by human error, Andromeda is positioned to take advantage of HMIs to make driver interactions simpler and easier to understand. Andromeda offers automotive grade HMI displays for engineers and designers to create and configure using Andromeda's proprietary software tools to help them incorporate into their production vehicles and equipment. Andromeda intends to license our Intelli-HMI designs to limited partners who want to manufacture the product themselves and it is possible these licensing engagements could increase competition with our targeted markets.

Sales, Supply Chain, & Customer Base

The company operates a business-to-business (B2B) model selling complete HMI hardware with software installed direct to OEMs. Our OEM customers are light duty and off-highway vehicle and equipment manufacturers. Andromeda releases their hardware designs to contract manufacturers to produce, assemble, load software and test. The final product is then shipped to our OEM customers to meet their production timelines. The company generates another source of revenue through engineering services to assist OEM customers with product customization and technical support of their products.

Competition

Andromeda's key competitive advantage is offering automotive grade and easy to configure HMI hardware. By leveraging our software tools with our HMI hardware, Andromeda's solution accelerates product development cycles to reduce costs and offers more value and features than conventional instrumentation (e.g., analog gauges and dials). Andromeda competes with similar HMI hardware and software tools that are normally sold to OEMs separately. But with many OEMs, they often under-scope the costs and complexity to develop HMIs when purchased this way from our competitors and finding themselves going through a long learning process—spending millions of dollars over several years trying to get to market.

Liabilities and Litigation

Andromeda does not currently carry any significant liabilities and is involved in no litigation at this time.

Forward-Looking Statements

The discussions in our Financial Milestones contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, profitability, expected cost reductions, capital adequacy, expectations regarding demand and acceptance for our technologies, growth opportunities and trends in the market in which we operate, prospects and plans and objectives of management. The words "anticipates", "believes", "could", "estimates", "expects", "intends", "may", "plans", "projects", "will", "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We do not assume any obligation to update any forward-looking statements.

The team

Officers and directors

| Brian Gallagher | Co-Founder, CEO and Director |
| Kevin Coelho | Co-Founder and COO |

Brian Gallagher
Brian co-founded the Company and as CEO leads the Company's product development and strategic planning. He has been operating full-time at Andromeda since 2014 working in engineering and business development roles. His discovery and sometimes obsession for HMI technology began while at a successful Bio-tech start-up, Illumina, in San Diego. Brian's HMI craving eventually led him to the automotive industry where he has launched $35M+ HMI and telematics product development programs for Toyota Motors and Kia North America. He covertly enjoys running and recently recorded 3100+ miles with Nike Run Club. B.S. Electronics Engineering.

Kevin Coelho
Kevin co-founded the Company and has been operating full-time since 2015 to present. He has been actively involved with engineering, manufacturing and operations at Andromeda. Kevin has 12+ years of mechanical design, analysis, manufacturing and testing of components and systems in the consumer electronics, biomedical, automotive and aerospace industries. He has designed military and space

grade parts with a failure rate of less than 2%. B.S. in Mechanical Engineering, University of Colorado Boulder

Number of Employees: 6

Related party transactions

Due to the volatile nature of the early stages of Andromeda Interfaces, the co-founder Kevin Coelho postponed his profit sharing in order for the company to incur more expenses for product development and raw material acquisition. This was to maintain product roadmaps and customer deliveries. In doing this, Andromeda has never been late on any payment to a supplier, land-lord or liability. Through postponing his distributions, the company has incurred a debt to the shareholder throughout the last 3 years with no interest applied for a total amount of $43,124. This debt will be reduced accordingly by gross profits from product sales through payments that will be non-detrimental to the company's mission and goals.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **This is a startup company with a limited history.** The company has a limited history with few customers and limited revenue resulting from them. If you are investing in this Company it is because you think the product is ready to scale and that the Company will be able to secure all the necessary resources to support it's growth. You further believe that the Company will be able to successfully manufacture, market, and sell the product(s). The Company has sold about 700 units and they plan to mass market their product once it is ready for production testing.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to support ramp up in manufacturing of our products.** We estimate that we will require at least $1 million to commence commercial production of Intelli-Gauges at volume. We believe that we will be able to finance the commercial production of the Intelli-HMIs through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof. combination thereof.
- **Our business projections are only estimates and calculated based on previous sales and market adoption of the company's products.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think it's a better option than the competition and Intelligent HMIs are priced at a level that allows the company to make a profit and still attract business.
- **Our current or future products could have a latent design flaw or manufacturing defect.** The company performs extensive testing and quality control checks on their current products and intend to perform similar testing on future products, it is possible that there is a design flaw that will require the company to recall all

or a significant number of products that we have delivered to customers. Similarly, it is possible that our contract manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and time consuming to isolate the root cause of the issue(s). This could impact the value of the company significantly. Product returns are an inherent risk in our industry and we expect that there will be unforeseen returns of Intelli-Gauges in the future. The company believes they now thoroughly understand the return merchandise authorization process and have established procedures to handle returns in the future from their customers.

- **Our new products could fail to achieve the sales traction we expect.** The company's growth projections are based on an assumption that we will be able to successfully launch lower priced products and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If our new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** To be successful, the Company requires highly skilled and professional people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in engineering, sales, marketing, operations, finance, legal, human resources and other areas. We may make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Any valuation at this stage is pure speculation and solely based on the company's previous financial performance and projected sales opportunities with their technology.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, wants to pay this price for this security. Don't think you can make that call? Then don't invest.

- **We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an acceptable manner. It is possible that we will experience delays, defects, errors, or no recourse to recover damages for these losses.

- **We intend to license our Intelli-HMI technology to selected partners.** We intend to license our Intelli-HMI designs to limited partners who want to manufacture the product themselves. It is possible these licensing engagements could increase competition within our targeted markets.

- **This offering involves "rolling closings," which may mean that earlier investors**

may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholder. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholder and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Brian Gallagher, 40.2% ownership, Class A Voting Common
- Kevin Coelho, 38.6% ownership, Class A Voting Common

Classes of securities

- Class B Common Stock (1,100,000 Authorized): 0

The Company is authorized to issue up to 1,100,000 shares of Class B Non-Voting Stock authorized. There are a total of 0 shares currently outstanding.

Voting Rights

The Non-Voting Common Stock shall have no voting rights other than such rights as my be required by the first sentence of Section 404(a) of the California Code, Corporations Code or any similar provision hereafter enacted.

Dividend Rights

Holders of our common stock are entitled to received dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up of the Corporation, the remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed pro rate among the holders of Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Non-Voting Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Common Shares or any additional classes of preferred stock that we may designate in the future.

- Class A Common Stock (4,110,000 Authorized): 2,740,000

The Company is authorized to issue up to 4,100,000 shares of Class A Voting Common Stock authorized. There are a total of 2,740,000 shares currently outstanding.

Currently, there are 2,740,000 shares of Voting Common Stock issued.

Voting Rights

The holders of shares of Voting Common stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders.

Dividend Rights

All holders of preferred stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds at the dividend rate specified for such shares of preferred stock payable in preference and priority to any declaration or payment of any distribution on the Company's common stock. The right to receive dividends is not cumulative and no right to dividends accrues to holders of preferred stock by reason of the fact that dividends are not declared or paid. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up of the Corporation, the remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed pro rate among the holders of Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Voting Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Common Shares or any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the periods ending in December 31, 2017 and 2016.

Financial Condition

The Company started to generate consistent revenue year over year, and anticipates significant revenue growth as our customers continue to ramp up their vehicle production lines and we hit milestones like; launching of our Intelligent HMI hardware and our continued partnerships with customers and corporate entities.

Results of operations

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

Revenue for the fiscal year 2017 was $252,238 with an increase of 20% compared to fiscal year 2016 revenue of $211,485. Majority of the revenue was taken from pilot programs with customers to evaluate and test our display technology. We are in the early stages of generating high-growth revenue, since majority of our customers have long product design cycles ranging from 6 to 9 months before going into production. At the end of 2017, we obtained a purchase order agreement from one of our customers to supply our products for their premium electric vehicle models for the next 3 years.

The revenue is a mixture of services and products for 2016 and 2017:

Hardware: Currently, hardware sales make up a smaller portion of revenue, but we anticipate this to change since the nature of our business involves our customers designing our products into their vehicles before volume orders are secured for production. We expect significant hardware revenue growth to occur in 2019 and 2020.

Services: The services provided to our customers includes but not limited to, electrical, software or mechanical engineering services to help them design our hardware into their commercial vehicle models. The service's revenue will continue to grow as we acquire more customers by helping them incorporate our hardware into their production vehicles.

Cost of sales

Cost of sales in 2017 was $29,947, a decrease of approximately $22,278, from costs of $52,225 in fiscal year 2016. The reduction was due to our material costs being handled by our distribution partner who performed supplier management under a licensing agreement to manufacture our first-generation product. In exchange, we charged them a licensing fee for every unit manufactured under the conditions defined in our agreement. The licensing agreement was terminated in September 2018.

Gross Margins

2017 gross profit increased by $63,000 over 2016 gross profit with a healthy gross profit margin of 79%. This improved performance was caused by the combination of lower cost-of-goods and the result of increased services revenue.

Expenses

The Company's expenses consist of, among other things, payroll expenses, rent, and research and development, travel, and fees for professional services. Expenses in 2017 increased to approximately $54,000. Approximately $42,000 of this increase was due to increased payroll expenses. The company increased the salary compensation for both founders.

Financial Milestones

The company is investing for continued growth of their technology to manufacture their products for expansion with existing and future customers. Management currently forecasts by 2021 revenue to aggressively reach $5 million. Our costs to reach $5 million in revenue is projected at $3,084,750.

Projected growth is based on the ramp up of production orders from existing and future purchase orders from customers, and the release of the company's Intelligent HMI hardware. There is a purchase order of $330,000 from Vantage Vehicles to continue sourcing the company's existing product throughout 2019, and they are expecting a production purchase order from OSC Inc by Q2 2019. By the end of 2018, the company is expecting to launch their Intelli-Gauge (4.2") product, which will be their first product to leverage their Intelligent HMI hardware platform. This will enable the company to expand more quickly to customers who are cost conscious of increasing their bill or materials with newer technology. The company also anticipates the launch of their Intelli-Cluster (12.1") product at the end of Q2 2019. Intelli-Cluster will allow the company to expand their HMI product portfolio to give them more flexibility to offer direct replacements for analog instrument clusters.

Future financial milestones to reach our projected $5 million in revenue by 2021 are primarily based on positioning our company in 2019 to target higher-volume commercial vehicle and equipment manufacturers who produce at a yearly rate between 5,000 to 20,000 vehicles. The normal timeline before our customers commit to production orders is 8-10 months after initial engagement, so we are planning to acquire up to 5 of these customers by the end of 2019. The company will need to reach selling 4,000 HMI products per year at an average per unit cost of $415 for OEM customers. The total revenue generated each month will average out to $420,000 per month and cost of goods will be $255,000 per month.

Other financial milestones are licensing of their hardware technology to Stafl Systems by the end of 2018. The licensing agreement will provide Stafl Systems rights to access Andromeda's Advanced Telematics Display Module designs and in return, they will pay a per unit licensing fee to manufacture it themselves. Andromeda will plan on being compensated for their technology on a recurring basis.

Liquidity and Capital Resources

Working Capital

As we grow we will need to invest additional funds into working capital. Once we are able to access further bank financing, we will free up this cash by borrowing against our receivables and inventory and support our working capital needs through debt. We expect that transition to start at the beginning of 2019.

Future Funding Requirements

We anticipate the growth of our company to require additional financing in the future. We do not intend to start another round of equity financing until we have secured more OEM contracts and reached our revenue goals. The next round of equity financing will enable us to rapidly build out our software services platform to generate recurring revenue from HMI displays already in use by our customers, and to accelerate the adoption of next generation instrumentation to improve safer driving for people.

Indebtedness

The company was approved for a Small Business loan from CDC for $75,000 on September 29th 2014. The loan bears interest of 8.5% per year, paid monthly, with a remaining balance of $41,571.87 as of August 16, 2018. The company has not been delinquent on any payments and will continue to pay the load and interest as dictated through the agreed terms, which is scheduled for completion in Q4 2021. The company has an outstanding loan from shareholder and co-founder Kevin Coelho for $43,124. The notes bears no interest will be paid through product sales profits until it is paid off.

Recent offerings of securities

None

Valuation

$4,110,000.00

The company's valuation was taken from two factors, which are the high potential of the automotive connected car industry and our revenue growth rate projections. AngelList (2018) aggregated statistics that the average seed round valuation for connected car startups raised between $500k to $2.5M at pre-money valuations of $2M to $6M. The revenues expected by investors were $0 to $50k per month. Within the last 2 years, we have maintained consistent revenue on average of $20k per month with our early stage customers. We project revenues of $55k to $70k per month in 2019 as our existing customers ramp-up production, and we start to acquire new customers. This places our company at a fair pre-money valuation of $4.1M.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$106,999.50	$1,070,000
Less: Offering Expenses			$5,000
StartEngine Fees (6% total fee)	$600	$6,300	$64,200
Net Proceeds	$9,400	$100,699.50	$1,000,800
Use of Net Proceeds:			
R& D & Production	$4,700	$49,350	$250,000
Marketing	$4,700	$51,349.50	$275,000
Working Capital	$0	$0	$300,000
Total Use of Net Proceeds	$9,400	$100,699.50	$825,000

We intend to invest these funds in three ways:

1. **Execute aggressive marketing push** in 2018 and 2019 to raise awareness and the goal to convert sales from larger OEM contracts
2. **Support volume manufacturing** to scale our products
3. **Provide working capital** to support sales growth

Marketing Push

In 2015, we launched our first coordinated marketing campaign. This campaign was successful in raising awareness about the NEED for our product category. It also introduced our minimum viable product to early adopters and converted sales for the Company. We learned a lot from this marketing campaign and its effectiveness attracting our early customers, which helped define our business model for our products. We intend to budget up to $275,000 to build upon these marketing efforts throughout 2019 to drive continued growth. Specifically, we intend to expand upon the digital media efforts that produced the best results, make additional improvements to our website, and explore highly targeted trade-shows within our market segments.

Manufacturing

We believe it is critical for us to offer the correct mass market price in order to replace antiquated instrumentation with our next generation displays. We intend to invest up to $250,000 to support achieving those price targets throughout 2018-2019. The allocation of this spending will focus on validating contract manufacturers who can scale our products and maintain our quality standards.

Working Capital

As we grow we will need to invest additional funds into working capital. Once we are able to access further bank financing, we will free up this cash by borrowing against our receivables and inventory and support our working capital needs through debt. We expect that transition to start at the beginning of 2019. Until then, we plan to allocate up to $475,000 from the proceeds from this fundraise towards our working capital.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, outstanding shareholder loans, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at the company's website at www.ai-hmi.com labeled annual reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Andromeda Interfaces, Inc.

[See attached]

I, Brian Gallagher, the CEO of Andromeda Interfaces, Inc, hereby certify that the financial statements of Andromeda Interfaces, Inc and notes thereto for the periods ending December 31, 2017 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $252,239; taxable income of $67,073 and total tax of $6,929.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the December 17, 2018.



President and CEO

December 17, 2018

ANDROMEDA INTERFACES, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

ANDROMEDA INTERFACES, INC
Index to Financial Statements
(unaudited)

ANDROMEDA INTERFACES, INC
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Assets		
Current Assets:		
Union Biz Ck (9283)	$ 9,080	$ 16,461
Undeposited Funds	1,341	10
Total Current Assets	10,421	16,471
Fixed Assets		
Computers & Devices	2,787	2,787
Accumulated Depreciation-Computers & Devices	(1,709)	(990)
Total Fixed Assets	1,078	1,797
Other Assets		
Security/Lease Deposit	1,143	1,143
Total Other Assets	1,143	1,143
Total Assets	**$ 12,641**	**$ 19,410**
Liabilities and Shareholders' Equity		
Liabilities		
Current Liabilities		
Credit Cards	5,056	2,172
Other Current Liabilities	6,844	976
Short Term Note	-	29,012
Total Current Liabilities	11,900	32,159
Long Term Liabilities		
Long-Term Notes	48,410	58,870
Total Long Term Liabilities	48,410	58,870
Total Liabilities	**$ 60,310**	**$ 91,030**
Shareholders' Equity		
Contributions (Loan to Company)	15,720	10,122

4

Distributions (Loan to Partner)			(108,780)		(62,568)
Retained Earnings (Deficit)			(19,173)		(76,785)
Net Income			64,565		57,612
Total Equity			(47,669)		(71,619)
Total Liabilities and Owners' Equity		$	**12,641**	$	**19,410**

ANDROMEDA INTERFACES, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Income		
Sales	75,551	71,971
Sales of Product Income	4,509	-
Services	170,994	139,513
Shipping, Delivery Income	1,185	
Unapplied Cash Payment Income	-	-
Total Income	$ 252,238	$ 211,485
Cost of Goods Sold		
Freight, Shipping, & Delivery-COG	2,488	587
Other Costs- COS	-	4,000
Subcontractors-COS	796	6,600
Supplies & Materials	160	344
Controllers	-	859
Electronic Components	13,514	17,407
Enclosure Components	2,393	5,043
Hardware	1,217	121
LCD Components	609	10,455
PCBs	8,770	5,985
TOPAZ-257-064-128-I-D (LGA Module)	-	824
Total Cost of Goods Sold	29,947	52,225
Gross Profit	$ 222,291	$ 159,259
Expenses		
Accounting Fees	2,570	4,759
Automobile Expenses	756	407
Bank Charges	898	643
Communications	3,204	2,263

Computer & Software	305	3,312
Credit Card Fees	-	-
Dues & Subscriptions	2,700	961
Insurance	476	1,299
Interest Expense	10,219	10,861
Internet & Cable	970	404
Legal & Professional Fees	79	998
Marketing/Advertising	52	-
Meals & Entertainment	1,437	2,446
Moving Expenses	-	290
Office and Admin. Expenses	732	3,632
Payroll Expenses	48,000	6,584
Payroll Processing Fees	1,200	-
Printing & Reproduction	30	-
Postage and Delivery	-	2,057
Rent or Lease	12,735	9,829
Research & Development	62,861	47,072
Shipping & Delivery	-	-
Supplies & Materials	382	357
Taxes & Licenses	151	383
Total Taxes Paid	6,867	2,458
Tools & Small Equipment	129	592
Travel	3,921	1,223
Travel Meals	816	59
Uncategorized Expenses	-	4,783
Utilities	892	359
Total Expenses	162,383.3	108,030
Net Operating Income	$ 59,908	$ 51,229
Other Income/Expense		
Other Income		
Refund	550	4,647
Refunds & Rebates	-	240

Reimbursable Expense Item	4,847	1,946
Total Other Income	5,397	6,833
Other Expenses		
Depreciation Expense	719	450
Non-Deductible Expenses	22	-
Total Other Expense	(741)	(450)
NET OTHER INCOME	4,656	6,383
Net Income/(Loss)	$ 64,565	$ 57,612

ANDROMEDA INTERFACES, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
December 31, 2015	-	$ 26,446	$ -	$ (76,785)	$ (50,339)
Contributions		(25,400)	-	-	(25,400)
Distributions	-	(53,492)	-	-	(53,492)
Net Income (Loss)	-	-	-	57,612	57,612
December 31, 2016	-	$ (52,446)	$ -	$ (19,173)	$ (71,619)
Contributions	-	5,598	-	-	5,598
Distributions		(46,212)	-	-	(46,212)
Net Income/(Net Loss)	-	-	-	64,565	64,565
December 31, 2017	2,740,000	$ (93,060)	$ -	$ 45,392	$ (47,669)

9

ANDROMEDA INTERFACES, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Cash Flows From Operating Activities		
Net Income/(Loss)	$ 64,565	$ 57,612
Adjustments to reconcile Net Income to Net Cash provided by Operations:		
Depreciation	719	450
Changes in Assets and Liabilities:		
Security/Lease Deposit	-	(1,143)
Credit Cards	2,884	645
Other Current Liabilities	5,869	976
Net Cash Provided By Operating Activities	**74,036**	**58,540**
Cash Flows From Investing Activities		
Computers	-	(2,247)
Net Cash Used In Investing Activities	**-**	**(2,247)**
Cash Flows From Financing Activities		
Short Term Notes	(29,012)	29,012
Long-Term Notes	(10,460)	(9,278)
Contributions	5,598	(25,400)
Distributions	(46,212)	(53,492)
Net Cash Received from Financing Activities	**(80,086)**	**(59,159)**
Cash at Beginning of Period	16,471	19,337
Net Increase (Decrease) in Cash	(6,050)	(2,865)
Cash at end of Period	$ 10,421	$ 16,471

NOTE 1 – NATURE OF OPERATIONS

Andromeda Interfaces, Inc. was formed on November 11, 2011 ("Inception") in the State of California. The financial statements of Andromeda Interfaces (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oceanside, CA.

Andromeda Interfaces provides next generation vehicle instrumentation to improve driver safety and worker productivity for commercial vehicle original equipment manufacturers (OEMs). With 95% of vehicle accidents caused by human error, Andromeda is positioned to take advantage of human-machine interfaces (HMIs) to make driver interactions simpler and easier to understand. Andromeda offers automotive grade HMI displays for engineers and designers to create and configure using Andromeda's proprietary software tools to help OEMs incorporate into their production vehicles and equipment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of goods and services to customer when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and ___ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory
Due to a previous partnership with an electronics distributor, Andromeda did not hold inventory for the electronic or mechanical components that comprised our display products. Our inventory now consists of prototype materials we lend out to potential customers for beta testing. The total value of these assets if sold are approximately $7,000.

PP&E
Through our years of operation Andromeda has either procured or acquired various lithium-ion batteries, motor controllers, battery management systems, telematics devices, LCD displays and CAN based systems. This equipment is necessary for testing, validation and furthering our research to provide products to the related industries. The approximate value of all equipment listed above is approximately $27,000.

Debt secure
After a considerable amount of R&D and small batch builds, Andromeda applied and received a Small Business loan from the CDC. Andromeda was approved for a seven-year $75,000 loan on September 29th 2014. Of the $75,000 Andromeda utilized $55,000 for working capital and the remaining $20,000 was used on prototype/production parts that were sold to beta testers. The working capital allowed Andromeda to create a product video and a press release. Also, this money was used to further develop the software and purchase digital and printed ads to introduce the product and company to the electric vehicle and energy storage industry. Since acquiring the loan, Andromeda has not been delinquent on any payments and will continue to pay the loan and interest as dictated through the agreed terms which will be completed in Q4 2021.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

- Andromeda has developed credit with electronic and metal fabrication manufacturers local and abroad to supply parts
- Andromeda does not have any contractual obligations to purchase from any one supplier at this moment.
- There has not been any or current capital expenditure commitments contracted.
- Andromeda does not have any Non-cancelable operating leases, as we have completed the 3-year office rental lease and now are on month-to-month terms.
- All test equipment and office supplies are owned and not leased.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 5,200,000 shares of our common stock. As of December 19, 2018, the company has issued 2,740,000 shares of our Class A common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Debt to Shareholder

Due to the volatile nature of the early stages of Andromeda Interfaces, the co-founder Kevin Coelho postponed his profit sharing in order for the company to incur more expenses for product development and raw material acquisition. This was to maintain product roadmaps and customer deliveries. In doing this, Andromeda has never been late on any payment to a supplier, land-lord or liability. Through postponing his distributions, the company has incurred a debt to the shareholder throughout the last 3 years with no interest applied for a total amount of $43,124.99.

This debt will be reduced accordingly by gross profits from product sales through payments that will be non-detrimental to the company's mission and goals.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 19, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine | What's New | Discover Investments | Edit My Campaign | Blake A.

Andromeda Interfaces is pending **StartEngine Approval.**



PLAY VIDEO

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Andromeda Interfaces

Human Machine Interface Displays

Small OPO · Oceanside, CA · Business to Business · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Invest in Andromeda Interfaces



ANDROMEDA
Making Transportation Intelligent

Andromeda offers HMI displays for the electrification of transportation and equipment.

By taking advantage of **Human Machine Interfaces (HMIs), Andromeda has set out to improve driver and operator awareness, increase productivity, and reduce accidents.** Over the last four years, we developed and tested several generations of prototypes, founded our company and launched our first HMI product in 2015. Our customers are **electric vehicle and equipment manufacturers who NEED** to replace their antiquated analog gauges in order to offer safer driving technology to their customers.



65

Image is computer generated and final product may vary.



We are working on a growing need for the Transportation and Logistics market. **To enable safer driving, the ability to merge HMIs to the Internet of Things (IoT)** will be key. Since 2015, we have proven the need for HMIs by increasing software sales each month as production volumes ramp up with our customers. As we continue to see increased growth it will be even more necessary to aggressively execute targeted marketing initiatives, expand the sales team and continue to expand our product portfolio. We are excited about the future of our company and hope you'll join our investor team to help us grow to make safer and more efficient transportation for people.



The Offering

$1.50/share of Class B Common Stock (Non-Voting) │ When you invest you are betting the company's future equity value will exceed $4.2M.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the Offering Summary below.

Development Stage

We are currently manufacturing our first generation HMI display product for customers on a recurring production schedule. Concurrently, we are in the product validation stages of our next generation HMI hardware platform, called **Intelligent HMIs, which will allow us to offer better pricing and flexibility with existing and future customers to rapidly adopt our technology.**

Problem

With 94% of vehicle accidents attributed to human error, we are in a race to find solutions.
*Many exist today—**few have made an impact.***

We believe, as people we are vulnerable to mistakes, but our mistakes are proven to be more lethal and costly when they occur while operating vehicles or complex equipment on the job. **These mistakes cause accidents and injuries resulting in medical expenses, productivity losses and property damage.** Even worse, people become less confident and self-doubting while performing their jobs.





Andromeda was created to solve a problem—**how to remove human error and improve safer driving while operating commercial electric vehicles and equipment.**

Existing Solutions Simply Do Not Work







Rules and Regulations: In every country, there are rules and regulations that enforce safe driving. But while rules are rather reactive in nature and force drivers to drive safely to avoid

Fleet Telematics: These systems gather high-volume vehicle or equipment data to learn about fleet operations and driver behaviors. The technology offers safer driving techniques

Big Data: **Today's vehicles are processing up to 25GB of data every hour**—that's equivalent to about a dozen HD movies, which exceeds the storage capacity of most smartphones. This

punishment, a proactive approach in helping drivers adopt safe habits is necessary.

by coaching or rewarding drivers for good driving habits. Yet, **75% telematics pilot programs fail** and never reach full commercial deployments. The time and effort to install and set-up hardware is confusing, and maintenance costs are too high, so the return on investment is never realized.

high-volume data is needed to introduce new applications and services to improve the safety, reliability and user-experiences for drivers and equipment operators. Currently, traditional analog gauges are not capable of processing this data and converting it into useful and actionable information to display back to drivers.

Why Use HMIs

The safety features presented below are used to proactively improve driver behavior and to help avoid vehicle accidents.

Adaptive Hierarchy

Andromeda's algorithms prioritize information based on user's actions to display just the right information at just the right time. For example, **vehicle speed** takes priority and is easily visible while driving, and **fuel level** is placed to the right of the screen. When Parked, fuel level takes priority and **vehicle speed** disappears. This helps reduce the risk of overwhelming the driver with slow changing information during normal operation.


P
R
N
D
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MPH
MILES
4,254.2 MI
ECO
AVG MPG
P
R
N
D
350
MILES REMAIN
4,254.2 MI
ECO
AVG MPG

Dwell Governor

To avoid staring at labels on the screen that are not relevant while driving, Andromeda's software will shrink them over time to minimize driver distraction. For example, the **"MPH"** label will be obvious at the beginning of the drive, but will shrink or fade away over time. This helps minimize the time to process information that is not important.


65
MPH

Normal


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Fade


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Disappear

Vehicle-To-Vehicle (V2V)

Within a fleet of vehicles or equipment, wirelessly exchanging information about speed, GPS location, and direction can help prevent accidents. Andromeda's HMIs take advantage of V2V technology to broadcast and receive messages wirelessly, creating **360-degree awareness** of other vehicles in proximity. These messages can be used to determine potential crash threats as they develop and our HMIs can employ visual, tactile and audible alerts-or, a combination of these alerts-to warn drivers.








Approaching Close | Approaching Way Too Close

How It Works

Andromeda's products consist both of our proprietary HMI displays supported by our software development tools.

Our HMIs, called **Intelligent HMIs**, integrate easily with vehicle data-sets from **Controller Area Networks (CAN)** and **Dedicated Short-Range Communication (DSRC)** in order to access, decode, process and display vehicle or equipment information. Our safety features are easily selectable from our software tools to simplify the development process.

Choose from one of Andromeda's HMIs designed specifically to meet automotive specifications.





Intelli-Gauge 4.2" | **Intelli-Cluster 12.3"** | **Advanced Telematics Display Module 10.4"**

Create and Configure the HMI with our Studio Interface Kit.



Launch the HMI and begin the journey towards safer driving.





Image is a prototype final product may vary. | *Image is computer generated and final product may vary.* | *Image is a prototype and final product may vary.*

Final Result



What We Have Accomplished So Far

Commercial electric vehicle and equipment manufacturers in North America.

650+ HMIs sold

$700k revenue to date

Electric Utility Vans & Trucks – Vantage Vehicles

Electric Utility Vans & Trucks – Vantage Vehicles



- HMI dashboard with on-board diagnostics
- Used on military bases and major University campuses
- Launched production Q4 '17

Electric Mini Excavators – OSC Inc



- HMI safety dashboard for equipment operators
- Used at construction sites powered by lithium battery technology
- Production launch expected by Q2 '19 (currently in pre-production)

University Sponsorship's





HYPERLOOP
POD COMPETITION

WISCONSIN UNIVERSITY OF WISCONSIN–MADISON

BADGER LOOP

In use by University of Wisconsin's BadgerLoop for their Hyperloop competition at SpaceX.



PRINCETON UNIVERSITY

FORMULA HYBRID

HMI used by engineering students at Princeton University for their Formula Hybrid vehicle.





DEPARTMENT OF PHYSICS

American Solar Challenge

HMI deployed by engineering students at ISU for their solar vehicle at the American Solar Challenge.

Who Are Our Customers

Our customers range from light duty and specialty vehicle and equipment manufacturers to major mobility platform service providers.

"Andromeda's HMI was the perfect solution for our company's display needs. They took us from concept to product quickly and with top notch communication and professionalism."

Noah Podenlenskly, PhD
CTO @ OSC-GREENMACHINE

OSC Manufacturing & Equipment Services, Inc.

"Andromeda Interface's HMI presents a capable and flexible device at a competitive price. Our project required a completely custom solution which was made possible through their excellent support tools and product."







Simon Dowson
President @ Delta-Motorsport











delta motorsport

VANTAGE VEHICLE INTERNATIONAL, INC.

TOYOTA connected

NIO

STAFL

SYSTEMS

Articles

Published articles and interview on effective applications for HMIs used on electric vehicles (EVs), battery management systems and autonomous vehicles.

Robots But Not as We Know Them Jim!

by TU-Automotive
Posted September 11, 2018



Exploration of what robots should, and shouldn't, look like in an automotive HMI future. Whether visual, such as displays and other graphics, or aural, voice-controlled assistants like Amazon's Alexa, Apple's Siri, Microsoft's Cortana and Google's Assistant, consumers appear to want an experience that is advanced yet inviting. However, if it's too human-like, research shows it can make users somewhat uneasy. Yet, should the vehicle appear too robotic, driverless cars might be less appealing or, at the very least, less immersive. It's a balancing act, to be certain, one that will require years of refinement as automobiles become more autonomous.

Full Article >>

Human-machine Interface Experts on the Nuances of Displaying and Interacting with EV Data

by Andromeda Interfaces
Posted July 22, 2015

CHARGED ELECTRIC VEHICLES MAGAZINE

Few have been working on human-machine interface (HMI) design for EV drivetrains as long as Brian Gallagher and Kevin Coelho. In 2007, Gallagher joined the startup Aptera Motors as employee number three. Shortly after, Coelho joined him as the seventh addition to the California company, which was building ultra-efficient three-wheeled electric vehicles.

Full Article >>

Human-machine Interface for Battery Management Systems

by Andromeda Interfaces
Posted January 20, 2014

CHARGED ELECTRIC VEHICLES MAGAZINE

The amount of cell data being provided by the BMS is comprehensive and becomes quite a challenge to troubleshoot in the event that an issue arises. The question is: How can we successfully translate the data into a form that technicians and engineers can use to diagnose or test battery packs easily?

Full Article >>

Market Opportunity

Both major and commercial vehicle manufacturers are transitioning to digital instrument clusters, which are driven by the increasing sales of electric vehicles and luxury vehicles globally. The increasing demand for safety, convenience, and comfort is also expected to boost the digital instrument cluster market.

11.5 M

Commercial vehicles produced in the United States in 2017

40%

Annual growth rate electric vehicle sales from 2012-2017 (accelerates adoption HMI technology)

Digital Instrument Cluster Market for Automotive Worth 6.60 Billion USD by 2025 Source:

https://www.marketsandmarkets.com/Market-Reports/automotive-digital-instrument-cluster-market-263218348.html



How We Profit

We operate a business-to-business (B2B) model. Today, our HMIs are sold directly to Original Equipment Manufacturers (OEMs). We supply them HMI hardware with software installed.



Why We Are Raising Money

Since we founded the company, investment was made from the founders. While our initial investment allowed us to get the company from concept to a minimum viable product and generate some revenue, it has consistently limited our ability to accelerate our growth. In fact, our company operates without any marketing or sales staff to promote our products since we have never been in a position to make key investments in those areas. We held off on outside fundraises until a product and market fit was well-defined for our technology.

In 2018, we were able to secure our first OEM contract and launched our first generation HMI into production. However, there is a sweet spot in pricing with our target customers and we believe meeting those prices will enable us to scale our business. In the beginning of 2019, we are expecting to launch our Intelligent HMI hardware with an initial release of Intelli-Gauge. Intelli-Gauge will be competitively priced against traditional analog instrumentation, and it will offer cellular connectivity. This will enable us to expand more quickly to customers who are cost conscious of increasing their bill or materials with newer technology. To execute our new pricing capability and growth plan, we have decided to execute our first fund raising round of $106,999. If we reach this goal, and there seems to be interest., we are likely to increase our offering maximum amount to $1,070,000. If we are successful we believe this will be enough capital to fully operate our business.

We intend to invest these funds in three ways:

1. **Execute aggressive marketing push** in 2019 to raise awareness and with the goal to convert sales from larger OEM contracts
2. **Support volume manufacturing** to scale our products
3. **Provide working capital** to support sales growth

Marketing Push

In 2015, we launched our first coordinated marketing campaign. This campaign was successful in raising awareness about the NEED for our product category. It also introduced our minimum viable product to early adopters and converted sales for the Company. We learned a lot from this marketing campaign and its effectiveness attracting our early customers, which helped define our business model for our products. We intend to budget up to $275,000 to build upon these marketing efforts throughout 2019 to drive continued growth. Specifically, we intend to expand upon the digital media efforts that produced the best results, make additional improvements to our website, and explore highly targeted trade-shows within our market segments.

Manufacturing

We believe it is critical for us to offer the correct mass market price in order to replace antiquated instrumentation with our next generation displays. We intend to invest up to $250,000 to support achieving those price targets throughout 2018-2019. The allocation of this spending will focus on validating contract manufacturers who can scale our products and maintain our quality standards.

Working Capital

As we grow we will need to invest additional funds into working capital. Once we are able to access further bank financing, we will free up this cash by borrowing against our receivables and inventory and support our working capital needs through debt. We expect that transition to start at the beginning of 2019. Until then, we plan to allocate up to $475,000 from the proceeds from this fundraise towards our working capital.

Future Funding Requirements

We anticipate the growth of our company to require additional financing in the future. We do not intend to start another round of equity financing until we have secured more OEM contracts and reached our revenue goals. The next round of equity financing will enable us to build out our software services platform to generate recurring revenue from HMI displays already in use by our customers, and to accelerate the adoption of next generation instrumentation to improve safer driving for people.



Product Launch: Electric Vehicle Interface Controller (EVIC)
Launched MVP product for electric vehicle aftermarket applications.
February 2015

CES '16 Advanced HMI Demonstration
CES '16 Qualcomm/Toyota advanced HMI using proprietary interface from TCP to CAN communication for vehicle data.
January 2016

Pilot Project: Electric Excavators
HMI in use by GreenMachine's fleet of all electric mini-excavators using lithium battery technology.
September 2016

Master Services Agreement (MSA)
Services agreement with Toyota Connected to develop Advanced Telematics Module for Mobility as a Service (MaaS) and autonomous vehicle data collection.
December 2016

First OEM Supply Contract
Production order from Vantage Vehicle for their premium electric commercial delivery vans and trucks.
October 2018

StartEngine Launch
Andromeda campaign launch on StartEngine
January 2019

Product Launch: Intelli-Gauges
Launch of 4.2" Intelli-Gauge product with internet connectivity. (ANTICIPATED)
March 2019

Accelerate Growth
Marketing push to accelerate growth goal of 30% Y/Y. (ANTICIPATED)
May 2019

Product Launch: V2V Clusters
Launch of 12.1" HMI cluster with vehicle-to-vehicle (V2V) capability. (ANTICIPATED)
September 2019

Meet Our Team



Brian Gallagher
Co-Founder, CEO and Director

Brian co-founded the Company and as CEO leads the Company's product development and strategic planning. He has been operating full-time at Andromeda since 2014 working in engineering and business development roles. His discovery and sometimes obsession for HMI technology began while at a successful Bio-tech start-up, Illumina, in San Diego. Brian's HMI craving eventually led him to the automotive industry where he has launched $35M+ HMI and telematics product development programs for Toyota Motors and Kia North America. He covertly enjoys running and recently recorded 3100+ miles with Nike Run Club. B.S. Electronics Engineering.



Kevin Coelho
Co-Founder and COO

Kevin co-founded the Company and has been operating full-time since 2015 to present. He has been actively involved with engineering, manufacturing and operations at Andromeda. Kevin has 12+ years of mechanical design, analysis, manufacturing and testing of components and systems in the consumer electronics, biomedical, automotive and aerospace industries. He has designed military and space grade parts with a failure rate of less than 2%. B.S. in Mechanical Engineering, University of Colorado Boulder



Martin Welford

Director of Hardware Engineering

Founder of Device Solutions and designer of NXP System-on-Modules (SOMs) for IoT devices. 20+ years RTOS & embedded development ARM architectures. Successfully delivered IoT products for commercial deployments globally. Martin currently operates part-time B.S. Electrical & Electronics, University of Canterbury



John Inglis

Staff Embedded Engineer

20+ years embedded design and development for RTOS and ARM based architectures. Industry experience includes network test and measurement, assistive technologies for the visually impaired, asset tracking and data acquisition, automotive systems. BSc(Hons) Computer Science, University of St Andrews, Scotland



Jim Curtis

Staff Vehicle Data Engineer

18+ years automotive electrical design, validation and development at Daimler Chrysler and Fisker Automotive. Jim currently operates part-time at 10 hours per week. B.S. Electrical/Computer Engineering, Michigan State University M.S. Systems Engineering University of Michigan



Jo Ann Vergara

User Interface Engineer

3+ years automotive electrical design, validation and development at Magna Electronics. 5+ years software development HMI clusters for electric vehicle applications. Jo Ann currently operates part-time at 24 hours per week. B.S. Electrical Engineering, California State Polytechnic University Pomona



Trevor Wernisch

UI/UX Designer (Consultant)

20+ years UI/UX digital medium designs for mobile, gaming and automotive applications.





Joe Martin

Board of Advisor

Strategy consultant advisor with proven executive track record of $50M+ corporate buy outs.



Offering Summary

Maximum 71,333 shares of Class B Common Stock ($106,999.50)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,666 shares of Class B Common Stock ($9,999)

Company	Andromeda Interfaces, Inc.
Corporate Address	3402 Piazza De Oro Way STE 100, Oceanside, CA 92056
Description of Business	Andromeda Interfaces provides next generation vehicle instrumentation to improve driver safety and worker productivity for commercial vehicle original equipment manufacturers (OEMs).
Type of Security Offered	Class B Common Stock (Non-Voting)
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$285

The 10% Bonus for StartEngine Shareholders

Andromeda Interfaces, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Non-Voting Class B Common Stock at $1.50 / share, you will receive 110 Non-Voting Class B Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, outstanding shareholder loans, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and

Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Andromeda Interfaces to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Video #1 and Video #2 (same video)

00:01the number one cause of commercial

00:03vehicle and equipment accidents is human error

00:06so in trauma des has developed a

00:08solution to prevent these kinds of

00:10accidents meet hm eyes which are human

00:12machine interfaces no this is not rising

00:15up the machines and HMI makes hard to

00:18use equipment easier helping to

00:19eliminate human error while collecting

00:21data so it can learn to perform better

00:23by making interactions simpler and less

00:25cluttered for people to understand this

00:28is Daniel

00:29he drives a commercial delivery van for

00:31an auto parts distributor throughout the

00:33week he is constantly driving on the

00:35road making deliveries one day driving

00:38he approaches an intersection while

00:40checking for his next delivery

00:41destination on his phone suddenly boom

00:44Daniel rear ends a vehicle already

00:46stopped at the intersection daniel is

00:48blamed for the accident which is quickly

00:50ruled as human error

00:51Daniel's productivity and worker

00:53satisfaction are also lowered but if

00:55Daniels company was using Andromeda's

00:57HMI he would have been more aware of his

01:00surroundings through a visual cues shown

01:02on the HMI x' display and audio warnings

01:04most importantly the HMI could have

01:07detected the vehicles location and

01:09traffic stoplight status to alert Daniel

01:11insufficient time and a serious accident

01:14would have been prevented

01:15Daniel's employer would be thankful to

01:17have known the HMI kept his employees

01:19safe and assets protected in addition

01:22the vehicles data was recorded while in

01:24use and can be used for predictive

01:26maintenance to performance analytics it

01:28can even connect the data securely to

01:30the cloud which will provide easy access

01:32to monitor and diagnose problems without

01:34having to physically be there Andromeda

01:37interfaces makes it easy and

01:39cost-effective to introduce hm eyes into

01:41commercial vehicles and equipment our

01:43own proprietary software tools and

01:45production ready HMI devices provides

01:48everything needed to get started

01:52with 95% of commercial vehicle and

01:55equipment accidents being attributed to

01:57human error every year it's time to

01:59rethink how we can eliminate this by

02:01creating more cooperative relationships

02:03between humans and these complex

02:05machines making ordinary vehicles more

02:08intelligent to create safer driving

02:10environments for people visit us at AI

02:13HMI comm to learn more about our journey

02:16through the world of intelligent

02:17transportation

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

3427520

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

NOV 15 2011

ARTICLES OF INCORPORATION
OF
Andromeda Interfaces, Inc.
A California Corporation

I

The name of this corporation is **Andromeda Interfaces, Inc.**

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation's initial agent for service of process is:

CRAIG MILLER
642 VIA UMBROSO
SAN CLEMENTE, CA 92672

IV

This corporation is authorized to issue only one class of shares of stock which shall be designated "common" shares. The total number of common shares which this corporation is authorized to issue is 19,000.

V

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California Law.

VI

This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

Dated: November 7, 2011



BRIAN GALLAGHER, Incorporator

I hereby acknowledge that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.



BRIAN GALLAGHER, Incorporator

A0818922

C3427520

Certificate of Amendment of Articles of Incorporation

FILED

Secretary of State
State of California

IRL SEP 2 1 2018

1. They are the **president** and the **secretary**, respectively, of ANDROMEDA INTERFACES, INC., a California Corporation.

2. Article IV of the Articles of Incorporation of this corporation is amended to read as follows:

   This corporation is authorized issue two classes of common stock which are designated as "Class A" and "Class B" common shares. Class A stock shall have exclusive voting rights and Class B stock shall have no voting rights, except as otherwise provided by law. The total number of Class A common shares which this corporation is authorized to issue is 4,100,00. The total number of Class B common shares which this corporation is authorized to issue is 1,100,000. The total number of common shares which this corporation is authorized to issue is 5,200,000.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The corporation has issued no shares.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: 9/18/2018

Brian Gallagher, President and Secretary